Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, New Jersey 07647 U.S.A.
201-767-1910
Daniel Lehrfeld	201-767-9644 fax
President and CEO	dlehrfeld@inrad.com
www.inrad.com

September 12, 2005

VIA FAX: 202-772-9218 & MAIL

Mr. David Burton

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Answers to Your Questions on Photonic Products Group, Inc. Form 10K For 2004

Reference: SEC File No. 0-11668

Dear Mr. Burton,

I have provided below the answers to the questions raised by your team in its review. The format followed is re-statement of each question followed by the answer to that question.

As requested, we close this letter with a Company statement acknowledging responsibility for its filings.

1. Review Questions and Answers

re: Note 1 – Significant Accounting Policies

-h. Acquired Goodwill and Intangible Assets, page F-8

1.               (Question): We noted that you recorded $443,750 in intangibles relating to the acquisition of Laser Optics, Inc. in 2003 and you recorded an additional $656,124 of intangible assets in 2004, primarily relating to the acquisition of MRC Precision Metal Optics, Inc.  Please respond to the following:

•                  For each of the intangibles recorded in connection with these acquisitions, tell us the amortization period used and your basis for the estimated useful life.  Tell us why you believe these lives are appropriate.  Revise future filings to provide the disclosures required by paragraph 52 of SFAS 141.

(Answer):  Both the $443,750 in intangibles relating to the acquisition of Laser Optics in 2003 and the $656,124 in intangible assets in 2004, relating to the acquisition of MRC Precision Optics, Inc. are being amortized over a 14 year life.

The intangible assets of both Laser Optics and MRC Optics consist of non-contractual customer relationships built over their decades long existence, trademarks as businesses under those names, including their name recognition (ie, brand identity) in their respective fields within the optical components industry, their completed technology including their highly developed manufacturing and product technology and specialized process details and expertise. These intangible assets are behind the capabilities of each of these companies to deliver high performance optical components to their customers that few competitors can achieve. For Laser Optics their completed technology is in the field of spherical optics, special crystal optics, infra-red optics, and optical coatings. For MRC their completed technology is in the field of metal optics, beryllium optics, gold and nickel plated optics, and diamond-turned optics.

Photonic Products Group, Inc. acquired these companies placing value on these intangible assets as well as on physical assets. Taken as a whole, these intangible assets are behind the capabilities and reputation each of these companies as well-regarded suppliers of specialty optical components within the Photonics industry. Relationships and capabilities developed over many years are long lasting. Both MRC and Laser Optics have had long standing business dealings with their customer base, and are sole-source (i.e. exclusive) suppliers to customers in many instances.

The Company has established the estimated life of the intangible assets at fourteen years. The estimated useful life was determined based upon review of industry practices in estimating useful lives for these intangible asset categories. We determined that Laser Optics and MRC were typical of the many companies comprising the Photonics Industry and therefore did not warrant any special treatment when determining the estimated useful life of the intangible assets.

In the future, filings will meet the full disclosures of paragraph 52 of SFAS 141 that include a schedule of weighted average amortization by period, in total and by category, and a disclosure that the goodwill is not subject to federal or local tax regulations.

•                  (Question): Tell us why you did not record any amortization in 2003 and only $32,425 of amortization in 2004.  Tell us why you did not record any amortization in 2004 relating to the acquisition of MRC in 2004.

(Answer):  Both acquisitions were completed in the 4th quarter of their respective years.    As such, amortization expense relating to the Laser Optics acquisition in FY 2003 would have been $2,600 and $9,700 related to the MRC acquisition in FY 2004.  The Company considered these amounts immaterial.

re: Note 9 – Related party transactions, page F-16

2.               (Question): We note that you issued a $1.7 million promissory note to Clarex in 2003.  In 2004, you issued 200,000 warrants to Clarex “for offering the 2003 $1.7 million secured promissory note”.  Please respond to the following:

•                  Clarify why you issued the 200,000 warrants to Clarex nearly a year after the offering of the promissory note.

•                  Tell us if there was an agreement in place at the time the initial promissory note was issued for you to issue the 200,000 warrants.

(Answer): In June of 2003, the assignee of our bank loans (originally held by Wachovia Bank) demanded immediate payment based on technical (ie. not timely payment-related)  defaults.  We sought alternative bank financing.  However, to relieve any time pressure, Clarex Holdings, Ltd. (“Clarex”), provided us with a secured bridge loan of $1.7 million at a rate of 6% simple interest.  The term was fixed at of 18 months, although our mutual intent was that Clarex be repaid as soon as new bank financing was arranged.  Valley National Bank of New Jersey informally indicated that it would lend the Company $1.7 million at the same 6% interest rate, but only if Clarex guaranteed the loan.  Clarex indicated a willingness to do so if the Company provided it fair consideration for the guarantee.

Other than Valley, the Company had not been able to secure alternative bank financing at acceptable terms.  At its Board meeting in July 2003, the directors of the Company discussed the appropriate consideration to be given to Clarex for guaranteeing the proposed Valley Bank loan. The Board authorized the officers to grant Clarex 200,000 warrants with an exercise price of $0.33 per share (20% discount to the closing price of $0.41 per share), to be issued upon the completion of the Valley National loan. These details, as well as the loan details were disclosed in the Company’s Form 10Q for the period ended June 30, 2003.

Thereafter, difficulties arose in negotiating definitive loan terms with Valley   National.  Clarex agreed that it would allow the Company to keep its loan in place for its full term (ie. not as a temporary bridge loan), but that it expected to receive at least the same consideration as had been approved and offered by the Board for the (now no longer applicable) loan guarantee, as the risks it was undertaking were at least as great and its rewards less, as its cash was now being tied up for 18 months.

The Company agreed with the position taken by Clarex as to its entitlement to consideration, but neither party took action to finalize such consideration, and the issue was on the “back burner” for both parties for many months.  It was not until March of 2004 that the CFO of the Company revisited the question of the pending 200,000 warrants to Clarex.  He then negotiated a more favorable deal for the Company than that previously approved by the Board, as the exercise price of the warrants was increased to $0.425 per share, representing an approximately 9% discount to the closing price of the Company’s stock on March 30, 2004 of $0.46 per share. The warrants were then issued on that date.

•                  (Question): Tell us how you have accounted for the 200,000 warrants that you issued in 2004 to this non-employee for services.  Cite the accounting literature you relied upon.

(Answer):  In accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, we calculated the fair value of the warrants utilizing the Black Scholes Option Pricing Model and accounted for the cost as paid-in-capital.  Amortization was taken over the life of the debt.

3.               (Question): We note that you also issued an additional 200,000 warrants to Clarex in 2004 as compensation for Clarex extending the maturity date of the Note to December 2008.  We note the original maturity date of the Note was December 2005.  Please tell us how you accounted for the extension of the maturity date.  Discuss how you considered EITF 96-19 and SFAS 140 in determining your accounting.  Finally, tell us how you have accounted for the 200,000 warrants you issued to this non-employee as compensation for Clarex extending the maturity date.  Cite the accounting literature you relied upon.

(Answer): The sequence of events is as follows. In May 2004 the Company asked Clarex to extend the term of the note by an additional 18 months. The Company felt it would not have the resources on the original due date to retire the loan, and that by having a longer term to the secured note, the Company would be in a more favorable position to negotiate with new investors for capital needed to implement the Company’s expansion plans. The Company offered Clarex another 200,000 warrants, with an exercise price based upon the then existing market price of the Company’s stock, for this eighteen month extension. Clarex agreed, and the 200,000 warrants were issued for the 18 month extension at an exercise price of $1.08 per share, representing a 17% discount to the closing market price of $1.30 per share. The loan term was extended though July 2006

In December 2004, the Company approached Clarex to request that the note be extended by an additional 30 months through December 2008. The Company this time asked Clarex to waive any additional consideration, and it agreed.

The company reviewed the SFAS 140 and determined that the provisions of this pronouncement did not apply to this transaction.

EITF 96-19 addresses distinguishing between replacement of loans with extensions of loans.   The events in question were extensions, not replacements for the following reasons. No additional costs were recognized in FY 2004 upon extension of the term of the note.  The differences in the present value of the remaining cash flows under the terms of the old and new debt instruments were immaterial and well below the 10% threshold stipulated in EITF 96-19.

Unamortized warrant costs (of both the first 200,000 and the second 200,000 warrants) are being amortized over the term of the note (which was first through July 2006, and then through December 31, 2008 when the loan was further extended).

The cost of the warrants issued for the extension of the maturity date of the note was treated in accordance with APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. The fair value of the warrants was calculated utilizing the Black Scholes Option Pricing Model, and the cost accounted for as paid-in-capital.  Amortization was taken over the life of the debt which was extended to December 31, 2008 in FY 2004.

re: Note 15 – Special Charges, page F-20

4.               (Question): We note that $475,000, or $.09 per share, of inventory obsolescence charges in 2003 was recorded to special charges.  Revise future filings to clearly describe where the special charges would have otherwise been recorded.  In addition, we note that you had additional inventory charges in 2004.  Tell us where these charges were recorded on your 2004 statement of operations.

(Answer):  In FY 2004 $392,000 of reserve adjustments were included as part of cost of goods sold on the statement of operations.  We did not consider this amount as special charges since these reserves resulted from normal Company established procedures for determining obsolescence that include aging criteria.

We will revise future filings to describe where any special charges would have otherwise been recorded.

re: Note 16 – Acquisition, page F-20

MRC Precision Optics

5.               (Question): In connection with the acquisition of MRC, you granted the former owner and president of MRC consideration of up to $60,000 per year based on future earnings of MRC.  In your disclosures on the Forms 8-K and 8-K/A dated October 19, 2004, it appears that you considered these to be earn-out payments rather than compensation.  Provide us with your evaluation of EITF 95-8 to support your conclusion that these contingent payments are not compensation for future services.

(Answer): For clarification, the earn-out provision in the MRC purchase contract is based on cash flow above a threshold, not on earnings.

EITF 95-8 defines several factors to be utilized in assessing whether contingent pay outs are attributable to purchase price or are to be treated as additional earnings.  In our assessment of these factors we have determined that the consideration of up to $60,000 per year, payable to the seller, is earn-out and a future adjustment to purchase price.

EITF 95-8 lists 3 factors involving terms of continuing employment.    The first factor is examining possible linkage of continuing employment to contingent consideration.  The earn-out agreement has no stipulation that the seller must continue to be an employee in order to receive the additional consideration, nor is the seller’s continued employment guaranteed.  This is a strong indicator that the contingent payments are additional purchase price.

Another factor that suggests that this consideration be treated as purchase price, not compensation, is the level of compensation paid to the seller while an employee.  The seller is at a compensation level commensurate with the position he holds and is equal to the compensation earned by the seller of Laser Optics, who is also an employee with a similar position in the Company, but has no earn-out agreement.

EITF 95-8 looks at the length of the buy out agreement relative to the duration of any employment contracts. The Company determined that although each agreement has the same length, it was coincidental.  The Employment Agreement was a separate instrument to the Purchase Agreement. Also, unlike the Employment Agreement, the death of the principal does not terminate any terms in the Purchase Agreement, and the earn-out provisions are in the Purchase Agreement..

re: Laser Optics

6.               (Question): Included in the 2003 asset purchase of Laser Optics was the acquisition of its catalog optics inventory, which you recorded at fair value.  You disclose in the last sentence on page F-22 that as a result of shift in strategy, $312,000 of inventory was reclassified to goodwill.  Based on the information provided, it appears that the inventory became obsolete due to changes that occurred subsequent to the acquisition.  Please respond to the following:

•                  Please clarify the timing and nature of the events that caused the inventory to become obsolete.

(Answer):  The assets of Laser Optics were acquired in December 2003 with the intent of merging the operation with current PPGI operations for the production of contract order custom made optics.  The Company acquired Laser Optics for its ability to produce Spherical optics, and for its Thin Film Coating capabilities that would enhance similar capabilities at its Northvale custom optics operation.  At the time of the acquisition a portion of the purchase price was allocated to the Laser Optic inventory that not only included made-to-order optics but also included catalog optics.  Catalog optics, by definition, are not made to customer specifications but are standard products and are used by a variety of customers in a variety of applications in small quantities.  They are also differentiated by the fact that they require manufacture based on forecasted usage over future periods and require that high levels of finished goods inventory be stocked to ensure fast turn around time.  Custom optics are made to customer specifications and are manufactured in discreet quantities as contracted by the customer.  It had been assumed at the time of the acquisition that the inventory of catalog optics had market value. The passage of time, measured in months, would show that to be an incorrect assumption.

By the 3rd Qtr of 2004 the relocation of Laser Optics people and assets from Bethel, Ct to Northvale, NJ was completed.  The entire custom optics business in Northvale had been restructured under the Laser Optics business unit name with a charter to grow to meet the increasing demand from customers for custom optic products.  Sales during the first nine months of catalog optics were very low, and detailed analysis of prior history of movement of this inventory while still with Laser Optics in Bethel showed that it hardly moved at all. It became apparent, and was realized, that no value should have been assigned to the catalog optics inventory at the time of the acquisition in December 2003.

The Company made a decision to expend no further resources to compete in the catalog optics market, to not add to the existing inventory, and to concentrate its marketing, sales and manufacturing efforts to meet the demand for its custom optics product manufacturing services.

•                  (Question): Tell us why you concluded it was appropriate to increase the amount recorded to goodwill for this acquisition as a result of the inventory becoming obsolete.

(Answer):  During the 3rd & 4th quarters of FY 2004 the Company analyzed the sales of Catalog Optics since the date of acquisition and prior to the acquisition and made a determination that the inventory purchased at the time of acquisition had very little marketable value, and hence should have been at that time considered obsolete.  As such it was decided that the valuation of the catalog optic inventory at the acquisition date was incorrect and reapportioned that portion of the purchase price to goodwill.

•                  (Question): Tell us when the allocation period for this acquisition was completed.  Refer to the definition of allocation period in Appendix F of SFAS 141.  If the allocation period had not ended prior to this inventory adjustment, tell us why you did not provide the disclosures required by paragraph 51(h) of SFAS 141.

(Answer):  The allocation period for this acquisition, 12 months per Appendix F of SFAS 141, was completed in the 4th qtr of FY 2004.  The FY 2003 10K should have contained disclosures, in accordance with paragraph 51(h) of SFAS 141, that the allocation of the purchase price was an activity not yet finalized.  The disclosure was omitted in error.  The FY 2004 10K includes all disclosures as prescribed by paragraph 51(h) of SFAS 141.

2. Company Statement

Photonics Product Group, Inc. (the Company), in connection with the response to the comments received from The Securities and Exchange Commission regarding Form 10-K for the fiscal year ended December 31, 2004, hereby acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me after reviewing our responses if you have any additional comments to our filing or if further clarification is requested.

Sincerely,

Daniel Lehrfeld

President & CEO

PS. Please copy Mr. Vaughn and Ms. Golhke, for whom we have no fax number.

cc:

W. Miraglia	K. Vaughn	M. Golhke	T. Lenagh
A. Wovsaniker	P. Fahey	J. Rich	J. Winston